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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                           (Amendment No. _________)*


                                Scan-Optics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.02 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    805894102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               c/o Gregory Murphy
                             Patriarch Partners, LLC
                        112 South Tryon Street, Suite 700
                         Charlotte, North Carolina 28284
                                 (704) 227-1204
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 6, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)
                               Page 1 of 19 Pages
                         Exhibit Index Found on Page 18

                                       13D
===================
CUSIP No. 805894102
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            ARK CLO 2000-1, Limited
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a) [   ]
                                                                 (b) [ X ]
------------====================================================================
    3       SEC USE ONLY


------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            OO, AF
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                     [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
------------====================================================================
                            7        SOLE VOTING POWER

       NUMBER OF                     -0-
                       --------------===========================================
        SHARES              8        SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                      34,425,345
                       --------------===========================================
         EACH               9        SOLE DISPOSITIVE POWER

       REPORTING                     -0-
      PERSON WITH      --------------===========================================
                            10       SHARED DISPOSITIVE POWER

                                     34,425,345
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            34,425,345
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                     [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            83.0%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            00
------------====================================================================

                               Page 2 of 19 Pages

                                       13D

===================
CUSIP No. 805894102
===================
------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Patriarch Partners, LLC
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a) [   ]
                                                                 (b) [ X ]
------------====================================================================
    3       SEC USE ONLY


------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)

            OO, AF
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                     [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------====================================================================
                            7        SOLE VOTING POWER

       NUMBER OF                     -0-
                       --------------===========================================
        SHARES              8        SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                      34,425,345
                       --------------===========================================
         EACH               9        SOLE DISPOSITIVE POWER

       REPORTING                     -0-
      PERSON WITH      --------------===========================================
                            10       SHARED DISPOSITIVE POWER

                                     34,425,345
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            34,425,345
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                     [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            83.0%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            00
------------====================================================================

                               Page 3 of 19 Pages

                                       13D

===================
CUSIP No. 805894102
===================
------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            LD Investments, LLC
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a) [   ]
                                                                 (b) [ X ]
------------====================================================================
    3       SEC USE ONLY


------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)

            OO, AF
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                     [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------====================================================================
                            7        SOLE VOTING POWER

       NUMBER OF                     -0-
                       --------------===========================================
        SHARES              8        SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                      34,425,345
                       --------------===========================================
         EACH               9        SOLE DISPOSITIVE POWER

       REPORTING                     -0-
      PERSON WITH      --------------===========================================
                            10       SHARED DISPOSITIVE POWER

                                     34,425,345
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            34,425,345
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                     [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            83.0%
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            00
------------====================================================================

                               Page 4 of 19 Pages

                                       13D

===================
CUSIP No. 805894102
===================
------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Lynn Tilton
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a) [   ]
                                                                 (b) [ X ]
------------====================================================================
    3       SEC USE ONLY


------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)

            OO, AF, PF
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                                     [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
------------====================================================================
                            7        SOLE VOTING POWER

       NUMBER OF                     -0-
                       --------------===========================================
        SHARES              8        SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                      34,425,345
                       --------------===========================================
         EACH               9        SOLE DISPOSITIVE POWER

       REPORTING                     -0-
      PERSON WITH      --------------===========================================
                            10       SHARED DISPOSITIVE POWER

                                     34,425,345
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            34,425,345
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                     [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            83.0%
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
------------====================================================================

                               Page 5 of 19 Pages

Item 1.  Security And Issuer.
------   -------------------

         This statement relates to shares of Common Stock, par value $0.02 per share (the "Shares"), of Scan-Optics, Inc. (the "Company"). The Company's principal offices are located at 169 Progress Drive, Manchester, Connecticut 06040.

Item 2.  Identity And Background.
------   -----------------------

         (a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons."

         ARK
         ---

                  (i) ARK CLO 2000-1, Limited, a Cayman Islands exempted company ("ARK"), with respect to the Shares held by it;

         The Collateral Manager
         ----------------------

                  (ii) Patriarch Partners, LLC, a Delaware limited liability company (the "Collateral Manager"), with respect to the Shares held by ARK;

         LD Investments, LLC
         -------------------

                  (iii) LD Investments, LLC, a Delaware limited liability company ("LDI"), with respect to the Shares held by ARK;

         The Manager of The Collateral Manager
         -------------------------------------

                  (iv) Lynn Tilton ("Tilton") with respect to the Shares held by ARK.

         The number of Shares reported hereby for ARK is owned directly by ARK. The Collateral Manager, as collateral manager to ARK pursuant to that certain Collateral Management Agreement, dated as of December 21, 2000, among ARK, the Collateral Manager and Teachers Insurance and Annuity Association of America, may be deemed to be the beneficial owner of all such Shares. LDI, as the sole member of the Collateral Manager, may be deemed to be the beneficial owner of all such Shares. Tilton, as the manager of the Collateral Manager and the manager and sole holder of the economic interests in and has sole voting power in respect of LDI may be deemed to be the beneficial owner of all such Shares. Each of the Collateral Manager, LDI and Tilton hereby disclaims any beneficial ownership of any such Shares.

                               Page 6 of 19 Pages

         (b) The address of the principal business and principal office of ARK, the Collateral Manager, LDI and Tilton is c/o Patriarch Partners, LLC, 40 Wall Street, 25th Floor, New York, New York 10005.

         (c) The principal business of ARK is that of purchasing, selling and managing investments for its own account. The principal business of the Collateral Manager is to act as the collateral manager to ARK. The principal business of LDI is the ownership of the Collateral Manager Patriarch Partners II, LLC and other affiliated entities. The principal business of Tilton is to act as the manager of the Collateral Manager, LDI and certain other affiliated entities and to provide investment, managerial and restructuring and business advice.

         (d) None of ARK, the Collateral Manager, LDI or Tilton has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of ARK, the Collateral Manager, LDI or Tilton has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The citizenship of each of ARK, the Collateral Manager, LDI and Tilton is set forth above.

         The other information required by Item 2 relating to the identity and background of the Reporting Persons is set forth in Annex 1 hereto.

Item 3.  Source And Amount Of Funds And Other Consideration.
-------  --------------------------------------------------

         On August 6, 2004,  ARK entered  into the Second  Amended and  Restated
Subscription  and  Repurchase   Agreement  between  ARK  and  the  Company  (the
"Subscription  Agreement")

                               Page 7 of 19 Pages
pursuant to which ARK acquired the 34,425,345 Shares reported herein, together with 420,857 shares of 4% Series I Cumulative Redeemable Preferred Stock, $0.02 par value per share (the "Series I Preferred Stock"), in exchange for (i) the surrender of 380,000 shares of the Company's Series B Redeemable Preferred Stock, (ii) the surrender of a warrant to purchase 33.20% of the Company's outstanding common stock on a fully diluted basis as of December 31, 2001, (iii) the cancellation of the Master Agreement dated as of August 2, 1999, as amended, and the transfer to the Company of ARK's interest, if any, in any personal property subject to such Master Agreement and (iv) the extension from June 1, 2005 to March 30, 2007 of the maturity date of the loans outstanding under the Third Amended and Restated Credit Agreement (the "Credit Agreement") dated as of March 30, 2004, among the Company, ARK and the other parties thereto (the consideration described in clauses (i) through (iv) above is referred to collectively herein as the "Consideration"). The acquisition of Shares and Series I Preferred Stock in exchange for the Consideration as described above is referred to herein as the "Exchange Transaction".

         For a description of how ARK acquired its interest in the Consideration, see the Proxy Statement (in particular "Proposal Two -Approval of the Amended and Restated Certificate of Incorporation of Scan-Optics") filed by the Company with the SEC on June 4, 2004 (the "Proxy Statement"). This summary of the Consideration and the terms and conditions of the Subscription Agreement is qualified in its entirety by the full terms and conditions of the Subscription Agreement. For a copy of the Subscription Agreement, see Exhibit
99.2 to the Company's Form 8-K filed on August 6, 2004, which agreement is incorporated herein by reference.

         On December 28, 2000, ARK issued notes and preferred stock (which included preferred stock issued to the Collateral Manager), the proceeds of which were used by ARK to purchase a large portfolio of stressed and distressed loans from an affiliate of Fleet National Bank, including

                               Page 8 of 19 Pages
loans owed by the Company. The funds used by the Collateral Manager to purchase such preferred stock included personal funds contributed by Tilton.

Item 4.  Purpose Of The Transaction.
------   --------------------------

         The Shares and the Series I Preferred Stock were acquired in connection with the recapitalization (the "Recapitalization") of the Company described in the Proxy Statement (in particular "Proposal Two -Approval of the Amended and Restated Certificate of Incorporation of Scan-Optics"). They were acquired by ARK for investment purposes; provided, however, that as reported herein ARK owns 83.0% of the outstanding Shares. In addition, Tilton, Michael Scinto, an employee of the Collateral Manager, and Scott Schooley, the President of Woodside Capital Management, LLC, a company that among other things provides advisory services to ARK (through the Collateral Manager) with respect to the Company, are members of the Board of Directors of the Company.

         Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Shares and/or the Series I Preferred Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Shares and/or Series I Preferred Stock or other securities of the Company or dispose of any or all of its Shares and/or Series I Preferred Stock (subject to the Company Repurchase Rights described below) depending upon an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities, liquidity requirements of such Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Shares and/or Series I Preferred Stock that it may hold at any point in time.

                               Page 9 of 19 Pages

         As part of the Recapitalization, ARK entered into the Subscription Agreement (described in Item 3 above) pursuant to which ARK acquired the 34,425,345 Shares reported herein, together with the 420,857 Series I Preferred Stock, in exchange for (i) the surrender of 380,000 shares of the Company's Series B Redeemable Preferred Stock, (ii) the surrender of a warrant to purchase 33.20% of the Company's outstanding common stock on a fully diluted basis as of December 31, 2001, (iii) the cancellation of the Master Agreement and the transfer to the Company of its interest, if any, in any personal property subject to the Master Agreement and (iv) the extension from June 1, 2005 to March 30, 2007 of the maturity date of the loans outstanding under the Credit Agreement. In addition, pursuant to the Subscription Agreement, ARK granted the Company the right to repurchase from ARK at a price of $.02 per Share the same number of Shares as would be issued to any management employee upon the exercise of options issued to such employee under the Company's amended and restated senior executive stock option plan (the "Option Plan") covering 6,470,929
Shares, as adjusted for stock dividends, stock splits, reverse splits or combinations, recapitalization or other similar events (the "Company Repurchase Rights"). This right applies to no more than 6,470,929 Shares, as adjusted for stock dividends, stock splits, reverse splits or combinations, recapitalization or other similar events (the "Repurchase Shares"). The Company can exercise its right to purchase Repurchase Shares upon the exercise by any management employee of options granted under the Option Plan. On the third anniversary of the Subscription Agreement, the Company shall retain its right to repurchase any Shares it would otherwise be required to issue upon the exercise of options existing under the Option Plan as of such date until such options terminate or expire but the Company shall have no right to repurchase Shares from ARK in lieu of issuing new Shares upon the exercise of options issued under the Option Plan after the third anniversary of the Subscription Agreement. To the extent that Shares

                               Page 10 of 19 Pages
are no longer subject to the Company Repurchase Rights, such Shares will no longer constitute Repurchase Shares.

         In addition, the Subscription Agreement provides, among other items, that:

         - without the prior written consent of the Company, ARK shall not sell, transfer, assign or convey any of the Repurchase Shares;

         - the Company shall enter into a registration rights agreement with ARK which provides ARK with unlimited demand registration rights and other customary terms reasonably acceptable to the Company and ARK;

         - unless consented to by ARK and the Company, the Company will not issue more than 2,270,502 of the 2,391,268 Shares reserved for future grants under the Company's 2004 Incentive and Non-Qualified Stock Option Plan; and

         - without the consent of ARK, the Company will not issue or amend any options that would result in a strike price greater than the price at which the Company could repurchase the Repurchase Shares.

         The Certificate of Designations, Preferences, Rights and Restrictions for the Series I Preferred Stock provides that, among other things, such stock shall have limited voting rights, liquidation preferences, a cumulative dividend accruing at a rate of 4% per annum on $841,714 payable quarterly and a mandatory redemption on the earlier of (i) March 30, 2007, and (ii) the occurrence of the Maturity Date (as defined in the Credit Agreement) for a cash price of $2.00 per Share (as adjusted) plus an amount equal to all accrued and unpaid dividends on the Series I Preferred Stock through the date of redemption.

                               Page 11 of 19 Pages

         The summary of the Subscription Agreement and the Certificate of Designations, Preferences, Rights and Restrictions for the Series I Preferred Stock are qualified in their entirety by the full terms and conditions of such documents. The Subscription Agreement is filed as Exhibit 99.2 to the Company's Form 8-K filed on August 6, 2004 and is incorporated herein by reference. The Certificate of Designations, Preferences, Rights and Restrictions for the Series I Preferred Stock is filed as Exhibit D to the Company's Proxy Statement filed on June 4, 2004 and is incorporated herein by reference.

         Also, consistent with their investment intent, the Reporting Persons have engaged and intend to continue to engage in communications with one or more shareholders of the Company, one or more officers of the Company, one or more members of the board of directors of the Company and/or one or more other persons regarding the Company, including but not limited to its operations, registration rights with respect to the Shares and amounts outstanding under the Credit Agreement.

         Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest In Securities Of The Issuer.
------   ------------------------------------

         (a)       ARK
                   ---

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for ARK is incorporated herein by reference. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the

                               Page 12 of 19 Pages

                           41,451,576 Shares outstanding as of August 6, 2004 as
                           reported   by  the   Company   in  the   Subscription
                           Agreement.

                  (c) Other than as part of the Exchange Transaction described in Items 3 and 4 above and the grant of the Company Repurchase Rights described in Item 4 above, there were no purchases or sales of any securities of the Company in the last 60 days.

                  (d) The Collateral Manager, as the collateral manager to ARK, has the power to direct the affairs of ARK, including the disposition of the proceeds of the sale of the securities held by ARK. LDI is the sole member of the Collateral Manager. Tilton is the manager of the Collateral Manager and the manager and the sole holder of the economic interests in and has sole voting power in respect of LDI and the indirect owner of 100% of the equity of ARK.

                  (e)      Not applicable.

         (b)      The Collateral Manager
                  ----------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for the Collateral Manager is incorporated herein by reference.

                  (c)      None.

                  (d) The Collateral Manager, as the collateral manager to ARK, has the power to direct the affairs of ARK, including the disposition of the proceeds of the sale of the securities held by ARK. LDI is the sole member of the Collateral Manager. Tilton is the manager of the Collateral Manager and the manager and the sole holder of the economic interests in and has sole voting power in respect of LDI and the indirect owner of 100% of the equity of ARK.

                  (e)      Not applicable.

         (c)      LDI
                  ---

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for LDI is incorporated herein by reference.

                  (c)      None.

                  (d) The Collateral Manager, as the collateral manager to ARK, has the power to direct the affairs of ARK, including the disposition of the proceeds of the sale of the securities held by ARK. LDI is the sole member of the Collateral Manager. Tilton is the manager of the Collateral Manager and the manager and the sole holder of the economic interests in and has sole voting power in respect of LDI and the indirect owner of 100% of the equity of ARK.

                               Page 13 of 19 Pages

                  (e)      Not applicable.

         (d)      Tilton
                  ------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for Tilton is incorporated herein by reference.

                  (c)      None.

                  (d) The Collateral Manager, as the collateral manager to ARK, has the power to direct the affairs of ARK, including the disposition of the proceeds of the sale of the securities held by ARK. LDI is the sole member of the Collateral Manager. Tilton is the manager of the Collateral Manager and the manager and the sole holder of the economic interests in and has sole voting power in respect of LDI and the indirect owner of 100% of the equity of ARK.

                  (e)      Not applicable.


Item 6.  Contracts,  Arrangements, Understandings Or  Relationships With Respect
------   -----------------------------------------------------------------------
         To Securities Of The Issuer.
         ---------------------------

         Pursuant to that certain Indenture dated December 21, 2000 (the "Indenture"), among ARK, JPMorgan Chase Bank (f/k/a The Chase Manhattan Bank), as trustee (the "Trustee"), and the other parties named therein, as amended, ARK has pledged all of its assets (including without limitation the 34,425,345 Shares reported herein and the Series I Preferred Stock) to the Trustee for the benefit of the holders of the notes issued thereunder and certain other secured parties named therein. The Collateral Manager has entered into an agreement with Woodside Capital Advisors, LLC pursuant to which Woodside provides certain advisory services to the Collateral Manager regarding certain of ARK's investments, including its debt and equity investments in the Company. Other than the Subscription Agreement, the Credit Agreement and the Certificate of Designations, Preferences, Rights and Restrictions for the Series I Preferred Stock (each as described above) and the other transactions and agreements described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such

                               Page 14 of 19 Pages
persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials To Be Filed As Exhibits.
------   ---------------------------------

         There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended. The Subscription Agreement is filed as Exhibit 99.2 to the Company's Form 8-K filed on August 6, 2004 and incorporated herein by reference. The Credit Agreement is filed as
Exhibit 10.20 to the Company's Form 10-K filed on March 30, 2004 and incorporated herein by reference. The Certificate of Designations, Preferences, Rights and Restrictions for the Series I Preferred Stock is filed as Exhibit D to the Company's Proxy Statement filed on June 4, 2004 and is incorporated herein by reference.

                               Page 15 of 19 Pages

                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 9, 2004


                                 ARK CLO 2000-1, LIMITED

                                 By: Patriarch Partners, LLC,
                                     its Collateral Manager

                                 By: /s/ Lynn Tilton
                                    -------------------------
                                     Name: Lynn Tilton
                                     Title: Manager


                                 PATRIARCH PARTNERS, LLC

                                 By: /s/ Lynn Tilton
                                    -------------------------
                                     Name: Lynn Tilton
                                     Title: Manager

                                 LD INVESTMENTS, LLC

                                 By: /s/ Lynn Tilton
                                    -------------------------
                                     Name: Lynn Tilton
                                     Title: Manager


                                   /s/ Lynn Tilton
                                 -----------------------
                                 Lynn Tilton


                               Page 16 of 19 Pages

                                                                         ANNEX 1

         Set forth below with respect to the Collateral Manager and LDI is the following information: (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons. Set forth below with respect to Tilton is the following: (a) name; (b) business address; (c) principal occupation; and (d) citizenship. Set forth below with respect to each Control Person is the following: a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.       The Collateral Manager
         ----------------------

         (a)      Patriarch Partners, LLC
         (b)      40 Wall Street,  25th Floor,  New York, NY 10005
         (c)      Serves as collateral manager of ARK
         (d)      Delaware limited liability company
         (e)      Manager: Lynn Tilton; Senior Managing Director: Gregory Murphy

2.       LDI
         ---

         (a)      LD Investments, LLC
         (b) c/o Patriarch Partners, LLC, 40 Wall Street, 25th Floor, New York, NY 10005
         (c) Sole member of the Collateral Manager, Patriarch Partners II, LLC and other affiliates entities
         (d)      Delaware limited liability company
         (e)      Control Persons: Lynn Tilton, Manager.

3.       Tilton
         ------

         Tilton is a United States citizen whose business address is c/o Patriarch Partners, LLC, 40 Wall Street, 25th Floor, New York, NY 10005. The principal occupation of Tilton is to act as the manager of the Collateral Manager, LDI and certain other affiliated entities and to provide investment, managerial and restructuring and business advice There is no additional information to disclose with respect to Items 2-6 of the Schedule 13D with respect to Tilton that is not already disclosed in the Schedule 13D.

4.       Control Persons Who Are Not Reporting Persons
         ---------------------------------------------

         Of the Control Persons listed in No. 1 above, Gregory Murphy is not also a Reporting Person. With respect to Gregory Murphy, he is a United States citizen whose business address is c/o Patriarch Partners, LLC, 112 South Tryon Street, Suite 700, Charlotte, NC 28284. The principal occupation of Gregory Murphy is Senior Managing Director of Patriarch Partners, LLC. There is no additional information to disclose with respect to Items 2-6 of the Schedule 13D with respect to Gregory Murphy that is not already disclosed in the Schedule 13D.


                               Page 17 of 19 Pages

                                  EXHIBIT INDEX

EXHIBIT 1                        Joint Acquisition Statement Pursuant to Section
                                 240.13d-1(k)





                               Page 18 of 19 Pages

                                                                       EXHIBIT 1
                                                                              to
                                                                    SCHEDULE 13D

                           JOINT ACQUISITION STATEMENT
                        PURSUANT TO SECTION 240.13d-1(k)
                        --------------------------------

         The undersigned  acknowledge and agree that the foregoing  statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  August 9, 2004

                                 ARK CLO 2000-1, LIMITED

                                 By: Patriarch Partners, LLC,
                                     its Collateral Manager

                                 By: /s/ Lynn Tilton
                                    -------------------------
                                     Name: Lynn Tilton
                                     Title: Manager


                                 PATRIARCH PARTNERS, LLC

                                 By: /s/ Lynn Tilton
                                    -------------------------
                                     Name: Lynn Tilton
                                     Title: Manager

                                 LD INVESTMENTS, LLC

                                 By: /s/ Lynn Tilton
                                    -------------------------
                                     Name: Lynn Tilton
                                     Title: Manager


                                   /s/ Lynn Tilton
                                 -----------------------
                                 Lynn Tilton


                               Page 19 of 19 Pages